UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2016

Signal Genetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36483	47-1187261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5740 Fleet St Carlsbad, CA 92008		92008
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (760) 537-4100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously announced, on October 31, 2016, Signal Genetics, Inc., a Delaware corporation (“Signal”), Signal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Signal (“Merger Sub”), and Miragen Therapeutics, Inc., a Delaware corporation (“miRagen”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into miRagen, with miRagen becoming a wholly-owned subsidiary of Signal and the surviving corporation of the merger (the “Merger”).

Attached hereto and incorporated herein by reference as Exhibit 99.1 is a press release issued by miRagen on November 3, 2016 entitled “miRagen Therapeutics Announces Presentation of MRG-106 Clinical Data at American Society of Hematology Annual Meeting.”

By filing the information in this Item 8.01 of this Current Report on Form 8-K, Signal makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Signal’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that Signal makes, by press release or otherwise, from time to time. Signal undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Signal and miRagen intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Investors and securityholders of Signal and miRagen are urged to read these materials when they become available because they will contain important information about Signal, miRagen and the Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Signal with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by Signal by directing a written request to: Signal Genetics, Inc., 5740 Fleet Street, Carlsbad, CA 92008, Attention: Investor Relations. Investors and securityholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Signal Genetics, Inc.

Dated: November 3, 2016

	By:	/s/Tamara A. Seymour
Tamara A. Seymour
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated November 3, 2016.